PRIMERO APPOINTS BRAD MARCHANT TO BOARD OF DIRECTORS

Toronto, Ontario, June 26, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) is pleased to announce the appointment, effective June 26, 2013, of Mr. Brad Marchant as an independent director to its Board of Directors.

Mr. Marchant, B.Sc. Biochemistry (University of New Brunswick) and M.A.Sc. Mining and Mineral Process Engineering (University of British Columbia), has over 30 years of experience in the mining and environmental industry both in management and as a director. He has worked with numerous mining and technology companies including Coastech Research Inc., Triton Mining Corporation, Placer Dome Ltd., Equity Silver Mines Ltd., BioteQ Environmental Technologies Inc., Industrious Nature Technologies Inc. and Wabush Mines. As the co-founder of Triton Mining, Mr. Marchant successfully took the Limon mine in Nicaragua from exploration through to production and expansion. He also founded a new water treatment company (BioteQ) focused on finding solutions for mining companies experiencing metallurgical and environmental challenges.

"I’ve had the pleasure of working with Brad in different situations over the past few years and I am confident that our Board will benefit significantly from his extensive technical and environmental experience in the mining sector," said Mr. Wade Nesmith, Chairman of Primero. "Primero is committed to maintaining the highest levels of corporate governance and responsibility and we believe Brad’s experience strengthens our Board depth in both respects."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico, including the 100% owned San Dimas gold-silver mine. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com